FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 6, 2010

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 with registration numbers 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751 and 333-149577, the registration statements on Form F-3 with registration numbers 333-162193, 333-162193-01, 333-104778-01 and 333-137691, and the registration statement on Form F-4 with registration number 333-108304 of RBS Holdings N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Page

Explanatory Note	1
Important Information	2
Risk Factors	5
Information about RBS Holdings N.V. and The Royal Bank of Scotland N.V	9

EXPLANATORY NOTE

This Report on Form 6-K contains the updated risk factors and other information about RBS Holdings N.V. and The Royal Bank of Scotland N.V., and is being incorporated by reference into the Registration Statements on Form S-8 with registration numbers 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751 and 333-149577, the registration statements on Form F-3 with registration numbers 333-162193, 333-162193-01, 333-104778-01 and 333-137691, and the registration statement on Form F-4 with registration number 333-108304.

IMPORTANT INFORMATION

Certain definitions

Throughout this report on Form 6-K, “RBS Holdings N.V.” means RBS Holdings N.V. (previously named ABN AMRO Holding N.V.).  The terms “ABN AMRO” and “ABN AMRO Group” refer to ABN AMRO Holding N.V. and its consolidated subsidiaries prior to the legal separation (as discussed below). “RBS N.V.” means The Royal Bank of Scotland N.V. (previously named ABN AMRO Bank N.V.) and its consolidated subsidiaries. The term “RBS Holdings N.V. Group” refers to RBS Holdings N.V. and its consolidated subsidiaries after legal separation. The “new ABN AMRO Bank” means ABN AMRO Bank N.V. (previously named ABN AMRO II N.V.) and its consolidated subsidiaries.  The term “BU” refers to Business Unit. “EUR” refers to euros, while “USD” refers to US dollars.

The terms “Consortium” and “Consortium Members” refer to the banks The Royal Bank of Scotland Group plc, Fortis N.V., Fortis SA/NV (“Fortis”) and Banco Santander S.A. (“Santander”) who jointly acquired ABN AMRO Holding N.V. on 17 October 2007 through RFS Holdings B.V. (“RFS Holdings”).  On 3 October 2008, the State of the Netherlands (“Dutch State”) acquired Fortis Bank Nederland (Holding) N.V., including the interest in RFS Holdings that represents the acquired activities of ABN AMRO and effectively became the successor of Fortis in the Consortium Shareholder Agreement.

The term “RBSG” refers to The Royal Bank of Scotland Group plc and “the RBS Group” refers to The Royal Bank of Scotland Group plc and its subsidiaries. The term “RBS” refers to The Royal Bank of Scotland plc.

The term “legal demerger” refers to the legal demerger (juridische splitsing) under Title 7, Section 4 of Book 2 of the Dutch Civil Code of ABN AMRO into RBS N.V. and the new ABN AMRO Bank as effected by the transfer of the Dutch State acquired businesses to the new ABN AMRO Bank from RBS N.V. with effect from 6 February 2010 and includes, for the avoidance of doubt, certain subsidiaries and assets and liabilities that were separately transferred to the new ABN AMRO Bank ahead of the execution of the legal demerger and some further assets and liabilities that may separately be transferred to the new ABN AMRO Bank around the same time or shortly after the execution of the legal demerger.

The term “legal separation” refers to the legal separation of the new ABN AMRO Bank from the ABN AMRO Group which was effected by the sale of the shares in the new ABN AMRO Bank by ABN AMRO Holding N.V. (as it was then named, and which was subsequently named RBS Holdings N.V.) to the Dutch State’s holding company ABN AMRO Group N.V. and RBS N.V. becoming an independent bank, with effect from 1 April 2010.

Cautionary statement on forward-looking statements

We have included or incorporated by reference into this report, and from time to time may make in our public filings, press releases or other public statements, certain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. This includes, without limitation, such statements that include the words “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “plan”, “probability”, “risk”, “Value-at-Risk (“VaR”)”, “target”, “goal”, “objective”, “will”, “endeavor”, “outlook”, “optimistic”, “prospects” and similar expressions or variations on such expressions.

In particular, this report includes forward-looking statements relating, but not limited, to RBS Holdings N.V. Group’s potential exposures to various types of market risks, such as counterparty risk, interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially. These forward-looking statements are not historical facts and represent only RBS Holdings N.V. Group’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control.

Other factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to:

•	the extent and nature of future developments and continued volatility in the credit markets and their impact on the financial industry in general and RBS Holdings N.V. Group in particular;

•	the effect on RBS Holdings N.V. Group’s capital of write downs in respect of credit exposures;

•	risks related to RBS Holdings N.V. Group’s transition and separation process;

•
general economic conditions in the Netherlands and in other countries in which RBS Holdings N.V. Group has significant business activities or investments, e.g. the United Kingdom and the United States, including the impact of recessionary economic conditions on RBS Holdings N.V. Group’s revenues, liquidity and balance sheet;

•	actions taken by governments and their agencies to support individual banks and the banking system;

•	monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks;

•	inflation or deflation;

•	unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices;

•	potential losses associated with an increase in the level of non-performing loans or non-performance by counterparties to other types of financial instruments;

•	changes in Dutch and foreign laws, regulations and taxes;

•	changes in competition and pricing environments;

•	inability to hedge certain risks economically;

•	adequacy of loss reserves;

•	technological changes;

•	changes in consumer spending, investment and saving habits; and

•	the success of RBS Holdings N.V. Group in managing the risks involved in the foregoing.

Factors that could also adversely affect RBS Holdings N.V. Group’s results, the accuracy of forward-looking statements in this report and the factors discussed here and in the section “Risk factors” and elsewhere in this document should not be regarded as a complete set of all potential risks or uncertainties. RBS Holdings N.V. Group has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and governmental policies and actions. However, because it is difficult to predict with complete accuracy any changes in economic or market conditions or in governmental policies and actions, it is hard for RBS Holdings N.V. Group to anticipate the effects that such changes could have on RBS Holdings N.V. Group’s financial performance and business operations. Accordingly, you are cautioned not to place undue reliance on forward-looking statements.

The forward-looking statements made in this report speak only as at the date of publication of this report. RBS Holdings N.V. Group does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and RBS Holdings N.V. Group does not assume any responsibility to do so. The reader should, however, take into account any further disclosures of a forward-looking nature RBS Holdings N.V. Group may make in its interim reports.

RISK FACTORS

Set forth below are risk factors that could have a material adverse effect on RBS Holdings N.V. Group’s future business, operating results or financial condition. These risk factors and the other information in this document should be carefully considered before making investment decisions. Additional risks not currently known to RBS Holdings N.V. Group or that RBS Holdings N.V. Group now deems immaterial may also harm RBS Holdings N.V. Group and affect your investment.

Conditions in the global financial markets and economy have yet to normalize and may materially adversely affect RBS Holdings N.V. Group’s business and profitability

The outlook for the global economy over the near to medium term remains challenging as the global financial system has yet to fully normalize. Results of operations in the past have been, and in the future may continue to be, materially affected by many factors of a global nature, including political, economic and market conditions; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values and other market indices; technological changes and events; the availability and cost of credit; inflation; the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of these or other factors. While there have been some signs of a recovery in some countries, 2010 has continued to be a year of slow growth, and it is not yet certain whether the recovery underway is stable.

The performance of the RBS Holdings N.V. Group may be affected by economic conditions impacting euro zone member states. The financial problems experienced by the government of Greece, for example, may require it to issue significant amounts of indebtedness, which may reduce demand for debt issued by financial institutions and corporate borrowers. This could adversely affect the RBS Holdings N.V. Group’s access to the debt capital markets and may increase the RBS Holdings N.V. Group’s funding costs, having a negative impact on the RBS Holdings N.V. Group’s earnings and financial condition. In addition, euro zone countries in which the RBS Holdings N.V. Group operates may be required to provide financial assistance to Greece, which may in turn have a negative impact on the financial condition of those EU member states. Should the conditions facing Greece be replicated in other euro zone member states, the risks above would be exacerbated.

Each of RBS Holdings N.V. Group’s businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how RBS Holdings N.V. Group conducts its business and on its results of operations and financial condition

RBS Holdings N.V. Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalizations in the United States, the United Kingdom and other European countries during 2008 and 2009. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including any requirements imposed by virtue of RBS Holdings N.V. Group’s participation in government or regulator-led initiatives), RBS Holdings N.V. Group expects to face greater regulation in The Netherlands, the United Kingdom, the United States and other countries in which it operates, including throughout the rest of Europe.

Although it is difficult to predict with certainty the effect that recent regulatory developments will have on RBS Holdings N.V. Group, the enactment of legislation and regulations may result in an increase in RBS Holdings N.V. Group’s capital and liquidity requirements and costs, and have an adverse impact on how RBS Holdings N.V. Group conducts its business, on the products and services it offers, on the value of its assets and on its results of operations and financial condition, or result in a loss of value in securities issued by RBS Holdings N.V. and RBS N.V.

Other areas in which, and examples of where, governmental policies and regulatory changes could have an adverse impact include, but are not limited to:

•	the monetary, interest rate, capital adequacy, liquidity, balance sheet leverage and other policies of central banks and regulatory authorities;

•
general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which RBS Holdings N.V. Group operates, increase the costs of doing business in those markets or result in a reduction in the credit ratings of members of RBS Holdings N.V. Group;

•	changes in regulatory requirements relating to capital and liquidity or prudential rules relating to the capital adequacy framework;

•
other general changes in the regulatory requirements, such as the imposition of onerous compliance obligations, restrictions on business growth or pricing, new levies or taxes or fees, requirements in relation to the structure and organization of RBS Holdings N.V. Group and requirements to operate in a way that prioritizes objectives other than shareholder value creation;

•	a separation of retail banking from investment banking and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	employee remuneration;

•	changes to financial reporting standards;

•	changes in competition and pricing environments;

•	further developments in financial reporting, corporate governance, corporate structure, conduct of business and employee compensation;

•	differentiation among financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees;

•	implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes;

•	transferability and convertibility of currency risk;

•	expropriation, nationalization and confiscation of assets;

•	changes in legislation relating to foreign ownership; and

•
other unfavorable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for RBS Holdings N.V. Group’s products and services.

The actual or perceived failure or worsening credit of RBS Holdings N.V. Group’s counterparties has adversely affected and could continue to adversely affect RBS Holdings N.V. Group

RBS Holdings N.V. Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. RBS Holdings N.V. Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial services institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by RBS Holdings N.V. Group or by other institutions. Many of these transactions expose RBS Holdings N.V. Group to credit risk in the event of default of RBS Holdings N.V. Group’s counterparty or client and RBS Holdings N.V. Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and markets). In addition, RBS Holdings N.V. Group’s credit risk is exacerbated when the collateral it holds cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to RBS Holdings N.V. Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in 2008 and 2009. Any such losses could have a material adverse effect on RBS Holdings N.V. Group’s results of operations and financial condition or result in a loss of value in securities issued by RBS Holdings N.V. or RBS N.V.

RBS Holdings N.V. Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements

Effective management of RBS Holdings N.V. Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. RBS Holdings N.V. Group is required by regulators in The Netherlands, the United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for RBS Holdings N.V. Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

On 17 December 2009, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled “Strengthening the resilience of the banking sector”. The Basel Committee published its economic impact assessment on 18 August 2010 and on 12 September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements. The Basel Committee’s package of reforms includes increasing the minimum common equity requirement from 2% (before the application of regulatory adjustments) to 4.5% (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4% to 6%. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0% to 2.5% of common equity (or other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. The capital requirements are to be supplemented by a leverage ratio, and a liquidity coverage ratio and a net stable funding ratio will also be introduced. The Basel Committee has confirmed that work continues to ensure that systemically important banks have loss absorbing capacities beyond the above standards. The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt. Such measures would be in addition to proposals for the write-off of

Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable. The proposed reforms are expected to be implemented by the end of 2012, however the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

These and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates, including the European Commission’s public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require RBS Holdings N.V. Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital and could result in existing Tier 1 and Tier 2 securities issued by RBS Holdings N.V. Group ceasing to count towards RBS Holdings N.V. Group’s regulatory capital, either at the same level as present or at all. If RBS Holdings N.V. Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to RBS Holdings N.V. Group.

Any change that limits RBS Holdings N.V. Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on RBS Holdings N.V. Group’s  financial condition and regulatory capital position or result in a loss of value in securities issued by RBS Holdings N.V. or RBS N.V.

The legal demerger and legal separation process and the implementation of the extensive restructuring of the businesses, operations and assets within RBS Holdings N.V. Group creates additional risks for the business and stability of RBS Holdings N.V. Group and the value of securities in issue by RBS Holdings N.V. and RBS N.V.

RBS Holdings N.V. Group is going through a period of transition and change, which poses additional risks to RBS Holdings N.V. Group’s business including (i) RBS Holdings N.V. Group’s ability to manage the break up of the former ABN AMRO in a controlled manner while minimizing the loss of business, (ii) RBS Holdings N.V. Group’s ability to retain key personnel during the transition and (iii) enhanced operational and regulatory risks during this period. During this period of transition and change and as a result of the legal demerger and legal separation, RBS N.V. and the new ABN AMRO Bank will remain interdependent with respect to certain business areas, for which they will inter alia provide certain services to each other.

In addition, The Royal Bank of Scotland Group plc and its subsidiaries consolidated in accordance with International Financial Reporting Standards is in the course of implementing an extensive restructuring of its businesses,  operations and assets, including those of its subsidiaries and subsidiary undertakings, and may, in the future, consider making further changes to its business, operations, structure and assets. Any future restructuring may impact issues of securities by RBS Holdings N.V. and RBS N.V. and may result in changes to their businesses, operations and assets. Although it is difficult to determine the impact that such changes may have (if any) on RBS Holdings N.V. or RBS N.V., these changes may have a material adverse impact on their business, financial condition, results of operations and prospects and RBS Holdings N.V.’s and RBS N.V.’s credit ratings, and may also negatively impact the value of their securities in issue.

INFORMATION ABOUT RBS HOLDINGS N.V. AND
THE ROYAL BANK OF SCOTLAND N.V.

General Information

On 1 July 2010, Mrs. Petri Hofsté resigned from the Managing Board of RBS Holdings N.V. and RBS N.V. and Mr. Pieter Van der Harst replaced Mrs. Hofsté as Chief Financial Officer in the Managing Board of RBS Holdings N.V. and RBS N.V.  The appointment of Mr. Van der Harst was approved by the Dutch Central Bank on 27 July 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.
Date:	December 6, 2010	By:	/s/ Pieter van der Harst
			Name:	Pieter van der Harst
			Title:	Chief Financial Officer